Exhibit 99.3

CLINUVEL

ASX ANNOUNCEMENT

Melbourne, Australia, 6 October 2026

ASX: CUV | **Nasdaq**: CUVL | **Börse Frankfurt:** UR9

Section 708A Cleansing Statement

This notice is given by CLINUVEL PHARMACEUTICALS LIMITED ("Company") under Section 708A(6) of the Corporations Act 2001 (Cth) ("Corporations Act").

The Company hereby confirms that:

(a) the Company has issued 59,228 fully paid ordinary shares ("Shares") at nil issue price per share on 30 September 2026 following the conversion of performance rights;

(b) the Shares were issued without disclosure under Part 6D.2 of the Corporations Act;

(c) the Company is providing this notice under paragraph 5(e) of Section 708A of the Corporations Act;

(d) as at the date of this notice the Company, as a disclosing entity under the Corporations Act, has complied with:

(i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii) sections 674 and 674A of the Corporations Act as it applies to the Company; and

(e) as at the date of this announcement, there is no excluded information of the type referred to in Sections 708A(7) and 708A(8) of the Corporations Act.

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About CLINUVEL PHARMACEUTICALS LIMITED

CLINUVEL is a global biopharmaceutical company focused on developing and delivering innovative therapies for patients with genetic, metabolic, and dermatological disorders. The Company's portfolio is centred around melanocortin peptides, with programs advancing in photomedicine and vitiligo. CLINUVEL is listed on the Australian Securities Exchange (ASX: CUV) and the Nasdaq Stock Market (Nasdaq: CUVL).

CLINUVEL's lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the USA, Canada, Israel, and Australia as the world's first systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria (EPP). For further information, visit www.clinuvel.com.

Authorised for ASX release by the Managing Director on behalf of Board of Directors of CLINUVEL PHARMACEUTICALS LTD.

Head of Investor Relations

Mr Malcolm Bull, CLINUVEL PHARMACEUTICALS LTD

Investor Enquiries

https://www.clinuvel.com/investors/contact-us

Forward-Looking Statements

This release contains forward-looking statements, which reflect the current beliefs and expectations of CLINUVEL's management. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Statements may involve a number of known and unknown risks that could cause our future results, performance, or achievements to differ significantly from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include but are not limited to risks relating to: our ability to develop and commercialise pharmaceutical products; pandemics, epidemics, public health emergencies, geopolitical

conflicts, trade restrictions, natural disasters and other disruptions affecting global supply chains, including our ability to develop, manufacture, market and sell biopharmaceutical and PhotoCosmetic products; competition for our products, especially SCENESSE® (afamelanotide 16mg), CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed and characterised by us as PhotoCosmetics; our ability to achieve expected safety and efficacy results in a timely manner through our innovative R&D efforts; the effectiveness of our patents and other protections for innovative products, particularly in view of national and regional variations in patent laws; our potential exposure to product liability claims to the extent not covered by insurance; increased government scrutiny in either Australia, the U.S., Europe, the UK, Israel, China, Japan, and/or LATAM regions of our agreements with third parties and suppliers; our exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; that the Company may incur unexpected delays in the outsourced manufacturing of SCENESSE®, CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed as PhotoCosmetics which may lead to the Company being unable to launch, supply or serve its commercial markets, special access programs and/or clinical trial programs; any failures to comply with any government payment system (i.e. Medicare, Medicaid, and U.S. Department of Veteran's Affairs) reporting and payment obligations; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology, cosmetic and consumer based products; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; our ability to retain or attract key personnel and managerial talent; the impact of broader change within the pharmaceutical industry, cosmetic industry and related industries; potential changes to tax liabilities or legislation; environmental risks including the risk factors described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, together with the Company's announcements lodged with the Australian Securities Exchange. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation except as required by applicable law, the rules of the Australian Securities Exchange, the U.S. Securities and Exchange Commission, Nasdaq, or other applicable regulatory requirements, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. More information on preliminary and uncertain forecasts and estimates is available on request, whereby it is stated that past performance is not an indicator of future performance.

Contact:
Tel: +61 3 9660 4900
Fax: +61 3 9660 4909
Email: mail@clinuvel.com

Australia (Head Office), Level 22, 535 Bourke Street, Melbourne, Victoria, 3000, Australia